December 12, 2013

VIA EDGAR

Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	1st Constitution Bancorp
Amendment No. 1 to Registration Statement on Form S-4
Filed November 27, 2013
File No. 333-191841

Dear Ms. McHale:

We are in receipt of your letter dated December 9, 2013 (the “Comment Letter”) concerning the above-captioned filing of 1st Constitution Bancorp (“1st Constitution”, the “Company”, “we”, “our” or “us”). Our response to your comments are below. To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary

Interests of Rumson directors and management in the merger, page 11

1.	We note your revised disclosure in response to prior comment 8 in our letter dated November 18, 2013. Please revise to clearly state whether you anticipate that Ms. Hoffman and Mr. Sannelli will be required to commute more than 30 miles from their respective residences to 1st Constitution headquarters following the merger and, therefore, will have the right to payment under their respective contracts.

We have revised the disclosure on page 11 as requested. We have also revised the disclosure on page 74.

Material United States Federal Income Tax Consequences, page 74

2.	In the first paragraph on page 76, please remove the qualification: “subject to the assumptions and qualifications to be contained in the opinion of Day Pitney LLP to be delivered at closing.” Because this section constitutes the opinion of Day Pitney, any assumptions and qualifications should be contained herein.

We have removed the qualification on page 76 as requested.

3.	Please remove the last full sentence on page 77 that says the discussion is intended only as a summary of material tax consequences. The discussion is the opinion of counsel and should be a complete discussion of the federal income tax consequences of the transaction as required by Item 4 of Form S-4.

We have removed the last full sentence on page 77 as requested.

1st Constitution MD&A – Allowance for Loan Losses, page 108

4.	In light of the materiality and significant variability of the mortgage warehouse lines portfolio and the allowance for loan losses and the related impact on your credit quality metrics and trends, please revise to provide a separate discussion and analysis of your loan portfolio credit quality and trends excluding the impact of this portfolio for each period presented. Specifically, disclose the allowance for loan losses excluding the allowance allocated to the mortgage warehouse lines to total loans at period end excluding mortgage warehouse lines for each period end presented.

We have revised the disclosure on page 108 and inserted additional disclosure on page 109 as requested. We have also revised the disclosure on page 127.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or would like additional information, please contact me by telephone at (609) 655-4500 or by e-mail at Rfm@1stconstitution.com, or Frank E. Lawatsch, Jr., Esq. of Day Pitney LLP, the Company’s outside legal counsel, by telephone at (212) 297-5830 or by e-mail at flawatsch@daypitney.com.

Very truly yours,

/s/ Robert F. Mangano

Robert F. Mangano

President and Chief Executive Officer

cc:	Frank E. Lawatsch, Jr., Esq., Day Pitney LLP